Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

December 22, 2016

FILED VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”), on behalf of its series,
Alambic Mid Cap Growth Plus Fund and Alambic Mid Cap Value Plus (each, a “Fund” and collectively, the “Funds”)
File Nos. 811-22680; 333-180308
Response to Staff’s Comments on Form N-1A

Ladies and Gentlemen:

On behalf of the Trust, attached are responses to oral comments provided by Ms. Lauren Sprague of the staff of the U.S. Securities and Exchange Commission (the “Commission”) on December 1, 2016 to the Trust’s Post-Effective Amendment No. 92, filed on October 14, 2016 (Accession No. 0001398344-16-019658) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended.

For your convenience, the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

SUMMARY PROSPECTUS

Fee Table

1.	Please confirm that each Fund’s Fees and Expenses Table will provide a separate line for Acquired Fund Fees and Expenses, if appropriate.

Response: The Trust confirms that it will comply with Form N-1A Item 3, Instruction 3(f)(1) in disclosing Acquired Fund Fees and Expenses for each Fund, as applicable.

2.
Please clarify in footnote 2 that any recoupment under the Expense Limitation Agreement (“ELA”) by a Fund is subject to repayment by the Fund for a period of three years after the date that such fees or expenses were incurred. (Emphasis Added.)

Response: The Trust declines to change its disclosure, but confirms that the reoupment period will begin following the end of the month in which the Fund incurs the fee waiver or expense reimbursement.

Principal Investment Strategies

3.
In each Fund’s Principal Investment Strategies section, disclosure in the final sentence of the opening paragraph states that the Fund “may focus on sectors depending on market conditions and investment opportunities.” Please confirm whether the Funds currently intend to concentrate in a particular sector.

Response: The Funds do not intend to concentrate in any particular sector, although they may occasionally focus on, but not concentrate in, certain sectors depending on market conditions.

4.
In the description of Alambic Investment Management, LP’s (the “Adviser”) proprietary stock selection model in each Fund’s Principal Investment Strategies section, the first bullet point references “other factors” that the Adviser may consider as part of its “Fundamental Valuation” component. Please identify these other factors or clarify why the factors are not disclosed.

Response: The Adviser has confirmed that all of the material Fundamental Valuation factors are already included in the disclosure. Therefore, the Trust has deleted the reference to “other factors” in each Fund’s description.

5.
For the Alambic Mid Cap Value Plus Fund only, in the description of the Adviser’s proprietary stock selection model, one of the factors identified is “Behavioral Components”. Please include the examples of “Behavioral Components” that you provided in the Alambic Mid Cap Growth Plus Fund’s principal investment strategy description.

Response: The Trust has made the requested change.

Principal Risks

6.	Please consider amending “Active Management Risk” for each Fund to explain more thoroughly the risks inherent in actively managed funds.

Response: The Trust has revised the risk disclosure.

7.
For each Fund’s risk disclosure that addresses a specific type of security, please consider adding a brief description of such security (e.g., convertible securities, preferred stock, interest in real estate investment trusts (“REITs”), and American Depositary Receipts).

Response: The Trust has made the requested changes.

8.	For each Fund’s “REIT Risk,” please expand the discussion of “real estate risk” to include the types of risks related to real estate investments.

Response: The Trust has made the requested changes.

9.
For each Fund’s investment-style risk (e.g., “Growth Investing Risk” and “Value Investing Risk”), please consider adding disclosure to state that such styles may go out of favor during certain parts of the market cycle.

Response: The Trust has made the requested changes.

10.	Please change the verb tense in the first clause of the sentence disclosing “Growth Investing Risk” to the future tense.

Response: The Trust has made the requested change.

STATUTORY PROSPECTUS

Investment Objective

11.	In the first sentence of this section, please delete the reference to “principal investment strategy”.

Response: The Trust has made the requested change.

Investment Risks

12.	Please add “Small Cap Risk” to the table identifying each Fund’s risks.

Response: The Trust has made the requested change.

13.	For “Convertible Stock Risk”, please describe the conversion feature.

Response: The Trust has made the requested change.

14.
In the italicized disclosure following “Value Investing Risk,” please include disclosure that differentiates the principal strategies and risks from the non-principal strategies and risks identified in Item 9 and in the Statement of Additional Information (the “SAI”)

Response: The Trust has made the requested change.

How to Redeem Shares – Minimum Account Balance

15.	Please add disclosure to this subsection that states that an automatic redemption could create a taxable event for the shareholder.

Response: The Trust has made the requested change.

STATEMENT OF ADDITIONAL INFORMATION

Additional Information on Investments, Strategies, and Risks

16.	Given the Funds’ active management strategy, please consider adding risk disclosure about portfolio turnover.

Response: The Trust declines to add additional portfolio turnover risk disclosure to the SAI because such risk is already disclosed as a principal risk in each Fund’s prospectus.

17.	Please confirm supplementally that dividends and interest expenses on securities sold short will be reflected in each Fund’s Fees and Expenses Table, as applicable.

Response: The Trust confirms that any dividends or interest expenses on securities sold short will be reflected in each Fund’s Fees and Expenses Table, as applicable.

Investment Restrictions

18.
In restriction 7, “Concentration,” the disclosure states: “The Fund will not invest more than 25% of its total assets in a particular industry. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government (including its agencies and instrumentalities) or state or municipal governments and their political subdivisions (other than revenue bonds issued in connection with an identifiable industry; e.g., healthcare or education) or repurchase agreements with respect thereto, or investments in registered investment companies.” To the extent a Fund invests in a registered investment company, the staff would look through to the registered investment company’s holdings to evaluate concentration. Please confirm that each Fund will look through to the registered investment company’s holdings to evaluate concentration.

Response: Each Fund confirms that to the extent it invests in a registered investment company that concentrates its investments in a particular industry, the Fund will consider such investment to be issued by a member of the industry in which the other registered investment company invests.

Benchmark Description

19.	For the Small Cap Value Fund, please disclose the percentage of the Fund that is invested in securities held by the benchmark.

Response: The Trust has made the requested change.

Thank you for your comments. Please contact me at (513) 587-3454 if you have any questions.

Very truly yours,

/s/ Bo James Howell
Bo James Howell
Secretary